SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Official Letter B3

Rio de Janeiro, November 29, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that it received from B3 – Brasil, Bolsa, Balcão, the letter 747/2024-SLE, below transcribed, requesting clarification regarding atypical oscillations with the securities issued by the Company.

Official Letter B3 747/2024-SLS transcription

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Eduardo Haiama

Investor Relations Officer

Ref: Request for clarification on atypical oscillation

Dear Sir,

In view of the last fluctuations registered with the securities issued by this company, the number of businesses and the negotiated quantity, as below, we have seen to request that it be informed, by 11/29/2024, if there is any fact of the knowledge of V.S.a. that can justify them.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Medium	Last	OSCIL. %	No neg	Quantity	Volume (R$)
11/13/2024	35.37	34.83	35.76	35.16	35.51	0.68	29,079	18,408,800	647,276,481.00
11/14/2024	35.41	35.40	35.94	35.76	35.68	0.48	22,843	8,957,900	320,343,997.00
11/18/2024	35.43	35.23	35.70	35.47	35.50	-0.50	28,211	10,242,300	363,330,858.00
11/19/2024	35.50	35.34	35.84	35.66	35.63	0.37	25,615	13,352,600	476,165,105.00
11/21/2024	35.30	34.84	35.41	35.10	35.12	-1.43	18,793	6,477,800	227,364,653.00
11/22/2024	35.39	34.88	35.41	35.09	35.26	0.40	18,112	5,770,500	202,493,245.00
11/25/2024	35.16	35.16	35.98	35.65	35.79	1.50	20,646	18,945,600	675,422,785.00
11/26/2024	35.97	35.82	36.59	36.36	36.45	1.84	29,216	11,830,300	430,135,260.00
11/27/2024	36.52	35.40	36.63	35.92	35.40	-2.88	23,977	9,123,000	327,692,962.00
11/28/2024*	35.15	33.73	35.30	34.26	34.53	-2.45	22,005	10,182,900	348,878,435.00

*Updated until 02:56 pm

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In response to the demand, Eletrobras clarifies that it is not aware of any relevant fact or information non-public that could establish the fluctuations in negotiations with the common shares issued by the Company described in Official Letter 747/2024-SLE.

Eletrobras reiterates its commitment to, in accordance with applicable regulations, keeping its shareholders and the market in general informed about any relevant act or fact related to its business.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.